UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Date of report: June 6, 2011
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐     No ☑

Item I — Information Contained in this Form 6-K Report
Dismissal of previous independent registered public accounting firm:
As a result of a competitive request for proposal process undertaken by the Audit Committee (the “Audit Committee”) of the Board of Directors of Teekay Tankers Ltd. (the “Company”), the Audit Committee determined to dismiss Ernst & Young LLP (“E&Y”) as the Company’s independent registered public accounting firm. The decision to change the Company’s independent registered accounting firm was made by the Audit Committee on June 1, 2011.
The reports of E&Y on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2009 and 2010 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.
During the fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through June 1, 2011, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of E&Y would have caused E&Y to make reference thereto in their reports on the financial statements of the Company for such fiscal years.
During the fiscal years ended December 31, 2009 and 2010 and the subsequent interim period through June 1, 2011, there were no "reportable events" (as defined in SEC Regulation S-K Item 304(a)(1)(v)).
Engagement of new independent registered public accounting firm:
On June 1, 2011, the Audit Committee engaged KPMG LLP (“KPMG”) to serve as the Company’s independent registered accounting firm for the Company’s fiscal year ending December 31, 2011. The decision to change the Company’s independent registered accounting firm was the result of a competitive request for proposal process undertaken by the Audit Committee.
During the fiscal years ended December 31, 2009 and 2010 and the subsequent period through June 1, 2011, the Company did not consult with KPMG regarding either:
(a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did KPMG provide written or oral advice to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue (except that during the years ended December 31, 2009 and 2010 and as part of the Company’s process of consultation on complex accounting issues, the Company consulted with KPMG on issues arising in the Company’s analysis prior to reaching conclusions on accounting issues related to: (1) the adoption of Accounting Standards Update No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities; and (2) the related-party acquisition of certain vessels from Teekay Corporation); or
(b) any matter that was either the subject of a “disagreement” (as defined in SEC Regulation S-K Item 304(a)(1)(iv) and the related instructions), or a “reportable event” (as defined in Item 304(a)(1)(v) of SEC Regulation S-K).

Letter of Ernst & Young LLP:
The Company provided E&Y with a copy of this Report on Form 6-K, and requested that E&Y furnish the Company with a letter addressed to the Securities and Exchange Commission (“SEC”) stating whether E&Y agrees with the disclosure contained in this Report on Form 6-K or, if not, stating the respects in which it does not agree. The Company has received the requested letter from E&Y and a copy of E&Y’s letter is filed as Exhibit 16.1 to this Report on Form 6-K.
Letter of KPMG LLP:
The Company provided KPMG with a copy of this Report on Form 6-K, and requested that KPMG furnish the Company with a letter addressed to the SEC stating whether KPMG agrees with the disclosure contained in this Report on Form 6-K or, if not, stating the respects in which it does not agree. The Company has received the requested letter from KPMG and a copy of KPMG’s letter is filed as Exhibit 16.2 to this Report on Form 6-K.
Item 2 — Exhibits
The following exhibits are filed as part of this Report:

16.1	Letter of Ernst & Young LLP, dated June 6, 2011, regarding change in independent registered public accounting firm.

16.2	Letter of KPMG LLP, dated June 6, 2011, regarding change in independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2011	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)